FORM OF EXEMPTION REQUEST LETTER

[Insert Date]

Secretary
c/o Ann Brooks
Kingsway Financial Services Inc.
150 Pierce Road
6th Floor
Itasca, IL 60143

RE:    Stock Purchase Exemption Request

Dear Secretary:

Pursuant to Section 31 of the Kingsway Financial Services Inc. Tax Benefit Preservation Plan (the “Tax Plan”), this letter is the formal request for an exemption to allow additional purchases of common shares of the Company (“Common Shares”) by [ ] (the “Holder”) to avoid the issuance of rights to purchase additional Common Shares to shareholders of the Company holding shares as of the closing of such transaction (other than the Holder). The Holder expects to become an “Acquiring Person” as defined in the Tax Plan and expects to beneficially own (whether held as registered Common Shares or through one or more nominees) greater than 650,000 Common Shares taking into account Common Shares received in the Rights Offering (but excluding warrants to purchase Common Shares (the “Warrants”).

The address of the Holder is __________________________________. As of [ ], 2013 and prior to the issuance of Common Shares in connection with the Rights Offering, the Holder beneficially owns [ ] Common Shares representing [ ]% of the 13,148,971 currently outstanding Common Shares of Kingsway Financial Services Inc. (the “Company”).

The Holder [is] [is not] currently a Grandfathered Person as defined in the Tax Plan.

Conditioned upon receipt of an exemption from the Board of Directors of the Company, the Holder seeks to purchase in the Rights Offering up to an additional [ ] Common Shares (excluding the Warrants), bringing the total of ALL beneficially owned Common Shares of the Holder (whether held as registered shares or through one or more nominees) to [ ] Common Shares representing [ ]% of the 13,148,971 currently outstanding Common Shares.

Please contact me at [ ] with any questions.

Sincerely,

[Holder]